EXHIBIT NO. 99.04
                                                   COMPANY'S FORM 8-K
                                                   MARCH 1, 1994

                                                   Pages 2 and 3

Item 5.   OTHER EVENTS.



                 In a case entitled United States v. Travelers Insurance Co., filed in the United States District Court for the District of Connecticut in April 1989, the federal government alleges that old Travelers improperly handled health benefit claims for individuals who are actively employed and eligible for Medicare coverage. In November 1992, the Court ruled on cross motions for summary judgment, and found that old Travelers had no liability for actions taken in its capacity as a claims administrator. However, the Court also recognized that the government's right of recovery is independent of the rights of the insured, and is not governed by procedural limitations in the plans.